For the fiscal year ended (a) December 31, 1995
File number (c) 811-2619


                         SUB-ITEM 77E
                      Legal Proceedings


     On October 27, 1995, a class action lawsuit was instituted against the Fund, Prudential Securities Incorporated (PSI), Prudential Securities Group, Inc., Prudential Insurance Company of America, PMF, Prudential Investment Corporation, Prudential Mutual Fund Distributors, Inc., and Prudential Mutual Fund Services, Inc. The suit was brought as a class action purportedly on behalf of the class of all past and present holders of PSI brokerage accounts for the period from February 27, 1986 up to, and including February 28, 1995 who at any time during that period held a free credit balance in said account of $100.00 to $1,000.00 (or a free credit balance of $1.00 to $1,000.00 in the case of a retirement and employee savings plan or custodial account for the benefit of minors), which was not utilized by PSI to purchase shares in the Fund. The complaint alleges that, contrary to the money market purchase policy disclosed in the Fund_s prospectuses dated February 27, 1986 through and including July 15, 1994, PSI failed, in certain instances, to automatically invest such free credit balances in the Fund thereby benefiting from the _float_ on the uninvested proceeds. The plaintiffs seek damages as well as other relief and remedies for the defendants_ alleged violations of the Federal securities laws and regulations, civil RICO and state statutory claims and causes of action and breaches of the common law. Although the outcome of this litigation cannot be predicted at this time, the defendants believe they have meritorious defenses to the claims asserted in the complaint and intend to defend this action vigorously.